UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE

ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2024
Commission File Number 001-16429
ABB Ltd
(Translation of registrant’s name into English)
Affolternstrasse 44, CH-8050, Zurich, Switzerland
(Address of principal executive office)
Indicate by check mark whether

the registrant files or will file

annual reports under cover of Form 20-F

or Form 40-F.
Form 20-F
☒
Form 40-F
⬜
Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule

101(b)(1):
⬜
Note:

Regulation S-T Rule 101(b)(1) only

permits the submission in paper of

a Form 6-K if submitted solely to provide

an attached
annual report to security holders.
Indication by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule

101(b)(7):
⬜
Note:

Regulation S-T Rule 101(b)(7) only

permits the submission in paper of

a Form 6-K if submitted to furnish a

report or other
document that the registrant foreign

private issuer must furnish

and make public under the laws

of the jurisdiction in which the
registrant is incorporated, domiciled

or legally organized (the registrant’s “home country”), or

under the rules of the home country
exchange on which the registrant’s securities are traded,

as long as the report or other document

is not a press release, is not required
to be and has not been distributed to

the registrant’s security holders, and, if discussing

a material event, has already been

the subject
of a Form 6-K submission or other Commission

filing on EDGAR.
Indicate by check mark whether

the registrant by furnishing the

information contained in this Form is

also thereby furnishing the
information to the Commission pursuant

to Rule 12g3-2(b) under the Securities

Exchange Act of 1934.
Yes
⬜
No
☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

This Form 6-K consists of the following:
1.
Press release issued by ABB Ltd dated

March 28, 2024, titled “ABB launches

new share buyback program of

up to
$1 billion”.
2.
Press release issued by ABB Ltd dated March

27, 2024, titled “Tarak Mehta to leave ABB”.

—
ZURICH, SWITZERLAND,

MARCH 28,

2024
ABB launches new share buyback
program of up to $1 billion
On April 1, 2024, ABB will launch

its previously announced new

share buyback program of up to $1

billion.
Based on the current ABB share price

this represents a maximum of

approximately 21.3 million

shares. The
maximum number of shares

that may be repurchased under

this new program on any given

trading day
is 692,486.
This new program is consistent with

ABB’s capital allocation principles

targeting to maintain a strong
investment grade rating. Since July

2020, ABB has repurchased

about 308 million shares for capital
reduction purposes for a total amount

of approximately $9.4 billion.
The total number of ABB’s issued shares

is 1,882,002,575. This includes

21,387,687 shares that were
repurchased under the 2023–2024

share buyback program and are expected

to be cancelled in Q2 2024.
ABB will use the capital band

approved at its Annual General

Meeting 2023 for cancellation

of these shares.
ABB currently owns approximately

30 million treasury shares.
The new share buyback program is

for capital reduction purposes

and will be executed on a second

trading
line on the SIX Swiss Exchange

(Valor: 35.767.961; ISIN: CH035 767 961 9). It is planned

to run from
April 2, 2024, until January 31, 2025,

following a decision to adjust

the timing of its share buyback

cycle to
align with the announcement

of its Q4 2024 results and 2024 dividend

proposal.
The new share buyback program will

be managed by a bank mandated

by ABB that, based on trading
parameters received from ABB, will

make its trading decisions

concerning the timing of share

repurchases
independently of ABB. ABB can

change these parameters outside

of its closed periods and if it is not

in
possession of any inside information.
The purchase price per share will

not exceed the higher of

the price of the last independent

trade on the
ordinary trading line on the SIX

Swiss Exchange and the highest

current independent bid price

on the
ordinary trading line on the SIX

Swiss Exchange. In addition,

customary spreads on purchases

on the
second trading line on the SIX Swiss

Exchange will be paid,

observing the limitations of the Ordinance

on
Financial Market Infrastructures and

Market Conduct in Securities

and Derivatives Trading (FMIO). Payment
for the shares will be made in cash.
The buyback program is being

carried out in accordance with the

Ordinance on Financial Market
Infrastructures and Market Conduct in

Securities and Derivatives

Trading (FMIO), the Market Abuse
Regulation (EU) No 596/2014

and the Commission Delegated

Regulation (EU) No 2016/1052.

Weekly
updates on the program will be published

on ABB’s investor relations website at
https://global.abb/group/en/investors/investor-and-shareholder-resources/share-buybacks and issued by
press release.
ABB

is a technology leader in electrification

and automation, enabling

a more sustainable and
resource-efficient future. The company’s solutions

connect engineering

know-how and software to optimize
how things are manufactured, moved,

powered and operated.

Building on over 140 years of excellence,
ABB’s more than 105,000 employees

are committed to driving

innovations that accelerate industrial
transformation. www.abb.com
1/2

Important notice about forward-looking

information
This press release includes forward-looking

information and statements concerning

the share buyback
program. These statements are based

on current expectations, estimates

and projections about

the factors
that may affect our future performance, and

are generally identifiable

by statements containing words such
as “intends”, “expects,” “plans”, or

similar expressions. However, there are many

risks and uncertainties,
many of which are beyond our control,

that could affect our ability to achieve any

or all of our stated targets.
Factors that could cause such differences

include, among others, business risks

associated with the volatile
global economic environment

and political conditions, changes

in governmental regulations

and currency
exchange rates and such other

factors as may be discussed

from time to time in ABB Ltd’s filings

with the
U.S. Securities and Exchange Commission,

including its Annual Reports

on Form 20-F. Although ABB Ltd
believes that its expectations reflected

in any such forward-looking

statement are based upon reasonable
assumptions, it can give no assurance

that those expectations will be achieved.
—
For more information please

contact:
Media Relations
Phone: +41 43 317 71 11
Email: media.relations@ch.abb.com
Investor Relations
Phone: +41 43 317 71 11
Email: investor.relations@ch.abb.com
ABB Ltd
Affolternstrasse 44
8050 Zurich
Switzerland
ABB LAUNCHES NEW

SHARE BUYBACK

PROGRAM OF UP

TO $1 BILLION
2/2

—
ZURICH, SWITZERLAND,

MARCH 27,

2024
Tarak

Mehta to leave ABB
ABB announced today that Tarak Mehta, President Motion

Business Area and Member of the

Executive
Committee, has decided to leave

ABB since he has accepted

the role as CEO of another company. Tarak
will leave ABB at the end of July

this year.
Tarak joined ABB in 1998 and has since then held a number of positions of increasing responsibility

in the
United States, Sweden and Switzerland.

He joined ABB’s Executive Committee

in 2010 and was appointed
to his current position in April 2022.

“Throughout his 26 year career at ABB,

Tarak has demonstrated exceptional leadership. As Executive
Committee member and Business

Area President, Tarak has contributed to achieving

a record high
operational EBITA margin in the past year in our Motion

business and the Business Area is

well-positioned
to contribute to ABB’s higher financial

targets going forward. Before

that, he played a key role in

further
strengthening our leading

position in the United States, ABB’s largest

market, for our Electrification
business,” said CEO Björn Rosengren.

“We thank Tarak for his outstanding contribution to the success of
our company and wish him all the best

for both his professional

and personal future endeavors.”
“I would like to express my sincere

gratitude and appreciation

to everyone I have worked with over

the years.
Thank you for your support, efforts, guidance

and the results we have achieved

together. It has been a
wonderful journey of 26 years filled

with challenges and opportunities

as well as personal and professional
growth. I wish the ABB team a

continued bright future,”

said Tarak Mehta.
A search process for the position

of President, Motion

Business Area will be launched

shortly.
ABB

is a technology leader in electrification

and automation, enabling

a more sustainable and
resource-efficient future. The company’s solutions

connect engineering

know-how and software to optimize
how things are manufactured, moved,

powered and operated.

Building on over 140 years of excellence,
ABB’s more than 105,000 employees are

committed to driving

innovations that accelerate industrial
transformation. www.abb.com
—
For more information please

contact:
Media Relations
Phone: +41 43 317 71 11
Email: media.relations@ch.abb.com
Investor Relations
Phone: +41 43 317 71 11
Email: investor.relations@ch.abb.com
ABB Ltd
Affolternstrasse 44
8050 Zurich
Switzerland
1/1

SIGNATURES
Pursuant to the requirements of the Securities

Exchange Act of 1934, the registrant

has duly caused this report to be
signed on its behalf by the undersigned,

thereunto duly authorized.
ABB LTD
Date: March 28, 2024. By: /s/ Ann-Sofie Nordh
Name: Ann-Sofie Nordh
Title:
Group Senior Vice President and

Head of Investor Relations
Date: March 28, 2024. By: /s/ Richard A. Brown
Name: Richard A. Brown
Title: Group Senior Vice President and
Chief Counsel Corporate & Finance